Item 77K – Change in Independent Registered Public Accountant

On September 13, 2011, the Board of Trustees (including Independent Trustees) of the Valued Advisers Trust (the Registrant) determined not to retain BBD, LLP (“BBD”) and approved a change of the independent registered public accountant to Cohen Fund Audit Services, Ltd. (“Cohen”). Cohen has confirmed to the Board of Trustees that they are the independent registered public accountant of the Funds. For the fiscal years 2010 and 2011, relating to the Golub Group Equity Fund, LS Opportunity Fund, and TEAM Asset Strategy Fund, BBD served as the Funds’ independent registered public accountant with respect to the Funds. During the Funds’ fiscal years ended 2010 and 2011, BBD’s audit reports concerning the Funds contained no adverse opinion or disclaimer of opinion; nor were its reports qualified or modified as to uncertainty, audit scope, or accounting principles. Further, in connection with their audits for fiscal years 2010 and 2011, there were no disagreements between the Funds and BBD on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which if not resolved to the satisfaction of BBD would have caused it to make reference to the disagreements in its report on the financial statements for such periods. In addition, there were no reportable events of the kind described in Item 304(a)(1)(v) (A) through (D) of Regulation S-K under the Securities Exchange Act of 1934, as amended. During the Funds’ fiscal years 2010 and 2011, neither the Registrant nor anyone on its behalf consulted Cohen concerning (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant’s financial statements or (ii) the subject of a disagreement (as defined in paragraph (a)(1)(v) of Item 304 of Regulation S-K) or reportable events (as described in paragraph (a)(1)(v)(A) through (D) of said Item 304.